SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                                 For 6 June 2007


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




6 June 2007

Bank of Ireland - transfer of Bristol & West plc business to Bank of Ireland

On 19 February 2007 Bank of Ireland announced that one of its subsidiaries, Bristol & West plc ("Bristol & West"), proposes to transfer its business to Bank of Ireland (the "Transfer"). The Transfer is to be effected pursuant to a banking business transfer scheme under Part VII of the Financial Services and Markets Act 2000 (the "Scheme"). Today Bristol & West has made an application to the High Court in London for approval of the Transfer.

It is proposed that, under the Scheme, Bank of Ireland will be substituted as obligor in place of Bristol & West under Bristol & West's listed bonds, being the Subordinated Bonds due 2018 (LSE: BB84) and the Unsecured Perpetual Subordinated Bonds (LSE: BRS).

It is further proposed that Bristol & West will apply to Court for approval of a reduction in its share capital following the Transfer. The holders of Bristol & West's listed Non-cumulative Non-redeemable Preference Shares (the "Preference Shares") will be offered the option of retaining their Preference Shares following the reduction or having them cancelled and repaid at par together with any accrued but unpaid dividend. Bank of Ireland proposes to provide ongoing support to Bristol & West in relation to dividend and capital payments to those holders who retain their Preference Shares. A circular convening a class meeting of holders of the Preference Shares to consider and vote on these matters will be dispatched in due course, containing further details of the proposals. Further details about the Transfer and the Court process will be set out in an explanatory statement to be made available later this month. A further announcement will be made containing details about how to access the explanatory statement and the date for the Court hearing to consider the Scheme.

/ends

Enquiries:-

Dan Loughrey, Head of Group Corporate Communications 00-353-1-604-3833


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 6 June 2007